SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December 2006

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: December 22, 2006

By: /s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title: Controller

EXHIBIT INDEX

Exhibit	Description
1.	News Release, 22 December 2006 - English
2.	News Release, 22 December 2006 - English

VANNESSA VENTURES LTD.
220, 1010 – 1St S.W.
Calgary, Alberta T2R 1K4
Telephone: (403) 444-5191

NEWS RELEASE

December 22, 2006   SYMBOL TSXV: VVV

Extension of Expiry Date of 1,344,500 Warrants by One Year

Vannessa Ventures Ltd. (the "Company") - The Company will seek approval from the TSX Venture Exchange to extend the expiry date of 1,344,500 share purchase warrants (the "Warrants") issued on January 11, 2005. All Warrants currently entitle the holders to acquire one additional common share of the Company at a price of $0.40 per share up until January 11, 2007.

The Company proposes to extend the expiry date of the outstanding Warrants to January 11, 2008 with no other terms of the Warrants being amended.

The proposed extension of the expiry date of these Warrants is subject to approval of the TSX Venture Exchange.

By order of the Board,

"John Morgan"
John Morgan, President
VANNESSA VENTURES LTD.

VANNESSA VENTURES LTD.
220, 1010 – 1st S.W.
Calgary, Alberta T2R 1K4
Telephone: (403) 444-5191

NEWS RELEASE

December 22, 2006 - Calgary | Trading Symbol: TSXV: VVV

Update - Supreme Court Decision on Crucitas Concession

On December 5, 2006 Vannessa Ventures Ltd. ("the Company") published a press release to clarify articles that had been in circulation suggesting that the Exploitation Concession held by the Company's subsidiary, Industrias Infinito S.A. ("Infinito") might be cancelled. In this release it was explained that the Company had complied with the requirements of the Supreme Court ruling with respect to completing the Environmental Impact Study and holding the Public Meeting.

Further to the December 5, 2006 news release regarding the Supreme Court's ruling, the Company has retained the services of Dr. Rubén Hernández Valle ("Dr. Hernández"), a distinguished Costa Rican attorney who specializes in Constitutional Law. Dr. Hernández has reviewed the recent Supreme Court ruling regarding the resolution which granted Infinito's exploitation concession (mining licence). In a written opinion he has confirmed that the ruling is in the form of a "partial annulment", which is to say that the judgment was made because certain conditions had not been met. A partial annulment makes provision for the affected party (Infinito) to take corrective action by providing evidence that it has met the required conditions. In Infinito's case, the conditions consist of submitting an Environmental Impact Statement and holding a General Public Meeting.

Infinito, with the assistance of Dr. Hernández, will now meet with the Ministry of Mines, Energy and the Environment ("MINAE"), and provide them with material substantiating Infinito's compliance with the required conditions. MINAE will then be requested to confirm that the conditions of the partial annulment have been met. The laws associated with a partial annulment provide for MINAE to confirm Infinito's exploitation concession, making it retroactive to its original date of approval, December 17th, 2001.

The Company wishes to emphasize that it is the rights to commence mining that is being addressed, not the underlying title to the mineral concession itself.

"John Morgan"
John Morgan, President
VANNESSA VENTURES LTD.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."